Exhibit 12.1

Simmons First National Corporation

Computation of Consolidated Ratios of Earnings to Fixed Charges

(In thousands, except ratios)	Year Ended December 31,
	2015	2014	2013	2012	2011
Fixed Charges:
Interest on deposits	$15,248	$9,079	$8,399	$10,625	$14,925
Interest on borrowings	7,105	4,892	3,864	4,992	5,471
Estimated interest on rental expense	2,167	1,663	1,264	936	617
Fixed charges before preferred stock dividends	24,520	15,634	13,527	16,553	21,013
Preferred stock dividends pre-tax income requirements	423	-	-	-	-

Total combined fixed charges and preferred stock dividends, including interest on deposits (A)	24,943	15,634	13,527	16,553	21,013
Less: Interest on deposits	15,248	9,079	8,399	10,625	14,925

Total combined fixed charges and preferred stock dividends, excluding interest on deposits (B)	$9,695	$6,555	$5,128	$5,928	$6,088

Earnings:
Pretax income from continuing operations	$107,007	$50,290	$32,536	$40,015	$35,799
Fixed charges including interest on deposits	24,520	15,634	13,527	16,553	21,013
Earnings, including interest on deposits (C)	131,527	65,924	46,063	56,568	56,812
Less: Interest on deposits	15,248	9,079	8,399	10,625	14,925
Earnings, excluding interest on deposits (D)	$116,279	$56,845	$37,664	$45,943	$41,887

Ratio of earnings to combined fixed charges and preferred dividend:
Including interest on deposits (C /A)	5.27	4.22	3.41	3.42	2.70
Excluding interest on deposits (D / B)	11.99	8.67	7.35	7.75	6.88